KPAX Video Transcript

One neighborhood in Missoula is taking internet service into its own hands with the help of a new non-profit.

Missoula County is home to over 100,000 people, but great internet access is not widespread; the newly launched Missoula Valley Internet Co-Op aims to solve that.

"We are a non-profit that is focused on building rural broadband service for communities that are unconnected or underserved," said Elvis Nuno, President of Pacific Northwest Rural Broadband Alliance.

Nuno, born and raised in Missoula, was inspired when the coronavirus pandemic forced more people to work from home.

"Broadband was in everybody's, you know, the forefront of everybody's attention; that people needed it for telemedicine, for at-home learning, and that the internet was no longer thought of as just a luxury and as a real lifeline service that everybody had to have," Nuno said.

Nuno says Montana has some of the slowest internet speeds nationwide and is one of the most expensive states for service. The co-op launched in the Lower Grant Creek neighborhood in December -- an area of town with poor broadband service.

"Each neighbor helps provide service to their neighbors, and so on and so forth, then that builds up the network," Nuno said.

Internet is delivered to customers via rooftop-mounted wireless receivers which blanket the region in service.

One customer, Ian Carlson, hosts the network gateway at his home. An antenna is mounted on the side of his house, "the idea is the gigabeams bounce up the valley."

Carlson hosts the area's digital infrastructure to the service in his basement at a small additional cost to him - he says about $9 per month, "what I see is this is something that's going to continue into the future."

The non-profit plans to roll out another community-based network in Lake County later this year.